UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006.

Commission File Number:  0-31108

EL NINO VENTURES INC.

(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___

Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____

       No:  __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___EL NINO VENTURES INC._____

Registrant

_____”Taryn Downing”____________

Taryn Downing (Corporate Secretary)

_____March 7, 2006_______________

Date

EL NINO VENTURES INC.

TSX.H Trade Symbol: ELN  OTCBB:  ELNOF

NEWS RELEASE

FOR IMMEDIATE RELEASE

News Release

Vancouver, BC – February 1, 2006.  El Nino Ventures Inc., (the “Company”) wishes to announce a non-brokered private placement of up to 1,600,000 units at a purchase price of $0.25 per unit for gross proceeds of up to $400,000.  Each unit will consist of one common share in the capital of the Company and one non-transferable share purchase warrant (the “Warrant”), each Warrant entitling the holder thereof to purchase one additional common share (the “Warrant Share”) of the Company for a period of two years from the closing date at a price of $0.30 per Warrant Share.

The proceeds from the private placement received from the sale of the units will be used for new acquisitions and working capital.

A finder’s fee of up to 5% may be paid in cash or shares.

The foregoing is subject to regulatory approval.

“Harry Barr”

Harry Barr

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.  CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

February 1, 2006

Item 3: Press Release

A Press release dated and issued February 1, 2006 in Vancouver, BC to the TSX Venture Exchange and through various other approved public media.

Item 4: Summary of Material Change

El Nino wishes to announce a non-brokered private placement of up to 1,600,000 units at a purchase price of $0.25 per unit for gross proceeds of up to $400,000.

Item 5: Full Description of Material Change

Vancouver, BC – February 1, 2006.  El Nino Ventures Inc., (the “Company”) wishes to announce a non-brokered private placement of up to 1,600,000 units at a purchase price of $0.25 per unit for gross proceeds of up to $400,000.  Each unit will consist of one common share in the capital of the Company and one non-transferable share purchase warrant (the “Warrant”), each Warrant entitling the holder thereof to purchase one additional common share (the “Warrant Share”) of the Company for a period of two years from the closing date at a price of $0.30 per Warrant Share.

The proceeds from the private placement received from the sale of the units will be used for new acquisitions and working capital.

A finder’s fee of up to 5% may be paid in cash or shares.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

February 1, 2006________________

Date

“Harry Barr”

_____________________________

Signature of authorized signatory

__Harry Barr___________________

Print name of signatory

__President____________________

Official capacity

EL NINO VENTURES INC.

TSX.H Trade Symbol: ELN  OTCBB:  ELNOF

For Immediate Release

         NEWS RELEASE

El Nino Reports on Uranium Exploration Program

Bancroft Uranium Properties, Bancroft, Ontario

February 16, 2006, Vancouver, BC – El Nino Ventures Inc. (TSX.V: ELN) has completed its initial two-phase exploration program on its uranium properties in the Bancroft region of Ontario, and is pleased to announce that the Company has received the report from consulting geologist, T.J. Beesley, P.Eng., on the second phase of exploration, on six of the properties.  The Bancroft Uranium Project is comprised of eight properties which cover approximately 9,765 acres, and under the terms of two separate option agreements, El Nino may earn up to 100% interest.

2005 Exploration - Phase 1

During the first phase of exploration, carried out in May 2005, each of the eight properties were examined and sampled.  More detailed exploration was concentrated on the two properties with the largest historically estimated tonnages and grade of uranium mineralization, the Halo Northwest and Lake Zones in Cardiff Township (472,000 tons grading 0.112% U3O8 – not 43-101 compliant, as described in news release of April 12, 2005) and the No. 2 Shaft area of the Amalgamated Rare Earth Property in Monmouth Township (295,444 tons grading 0.095% U3O8 – not 43-101 compliant, as described in news release of April 12, 2005).  These two properties were tested with backhoe outcrop stripping and overburden trenching, scintillometer surveying and chip and grab sampling of outcrop and dump material for assaying for uranium and thorium content.  The average uranium grades established during this program lie within historical ranges.

2005 Exploration – Phase 2

The second exploration phase was completed in late 2005, during which the remaining six properties were each examined radiometrically.  Grids were established over the extent of the anomalous radioactivity, with 50 metre lines and 12.5 metre stations, and were then surveyed by scintillometer.  Previous workings and high radioactive anomalies were tied in and chip and grab samples taken for assaying for uranium and thorium content.  Based on the results (see Summary Chart below), the Company plans further work on three of the properties.   A 3.02% U3O8 result (apparently one of the highest U3O8 results recorded in this camp) was returned from an outcrop of limonitic coarse phlogopite-pyroxene pegmatite on the Canadian All Metals Property in Monmouth Township.  Results of 0.22% U3O8 were also returned.  On the Silver Crater #2 Showing in Faraday Township, anomalous radioactivity extends over an area 300 x 150 metres.  Highly anomalous radioactivity occurs within a 75 x 30 metre zone in the centre of the grid and is open to the west under overburden.  Results from five samples from throughout this zone range from 0.37% to 0.69% U3O8 and average 0.53% U3O8, in coarse-grained dark pink to red augite syenite pegmatite.  An assay of 0.31% U308 was obtained from coarse biotite-green pyroxene skarn on the McLean-Hogan Property grid in Cardiff Township.

Phase 2 Summary Table

Property	Grid Length	# of Samples	U308	ThO2
Canadian All Metals	3.0 km	8	<0.01 – 3.02%	0.02 – 0.16%
McLean-Hogan	1.6 m	7	<0.01 – 0.31%	<0.01 – 0.06%
Silver Crater Showing #1	85 m	1	0.01%	0.09%
Silver Crater Showing #2	1.4 km	9	<0.01 – 0.69%	<0.01 – 3.09%
Canada Radium	465 m	6	<0.01 – 0.05%	< 0.01 – 0.98%
Empire B	2.1 km	5	<0.01 – 0.02%	0.01 – 0.09%
Saranac	2.4 km	5	0.01 – 0.04%	0.01 – 0.08%

2006 Exploration

Based on the Phase 1 results, a follow up deep diamond drilling program totaling 1,800 metres, consisting of two opposing holes on each of the Halo and Amalgamated Rare Earth Properties has been recommended for late 2006 to test the potential for uranium mineralization beneath the present workings.  This has been budgeted at $150,000.

Based on the Phase 2 results, it has been recommended that trenches from the Canadian All Metals, Silver Crater (#2 Showing), and McLean-Hogan Properties be cleaned out with a backhoe to guide geological mapping, scintillometer surveying and diamond saw sampling for assay.  The high grade areas should be tested by vertical percussion drill holes on a 25-metre square grid, with sampling of radioactive cuttings, and drilling of approximately 90 15-metre holes.  The above program is budgeted at $150,000.

Contingent on the results from these programs, a diamond drilling program totaling 3,000 metres, including trenching and sampling, is recommended.  This program will have an all-inclusive budget of $300,000.

The Qualified Person for this Release is Consulting Geologist, T.J. Beesley, P.Eng.

About Bancroft Uranium

The Bancroft region of Ontario is renowned for its mineral resources and its history of uranium production, having supported four producing uranium mines for periods between 1956 and 1982.  El Nino’s objective is to use technological advances to further explore and delineate mineralization in this past producing region.

About El Nino Ventures Inc.

El Nino is an exploration stage company currently developing an aggressive global acquisition strategy, particularly in Eastern Europe.  The Company is also focusing on developing its Bancroft Uranium Project and is actively seeking joint venture partners on to assist the company in developing its Bancroft projects.

On Behalf of the Board of Directors

For further information please call Toll Free 1-800-667-1870

Fax 604-685-8045 or visit www.elninoventures.com

“Harry Barr”

Harry Barr

President & CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

February 16, 2006

Item 3: Press Release

A Press release dated and issued February 16, 2006 in Vancouver, BC to the TSX Venture Exchange and through various other approved public media.

Item 4: Summary of Material Change

El Nino has completed its initial two phase exploration program on its uranium properties in the Bancroft region of Ontario and is please to announce receipt of the report from consulting geologist T.J. Beesley, P.Eng.

Item 5: Full Description of Material Change

February 16, 2006, Vancouver, BC – El Nino Ventures Inc. (TSX.V: ELN) has completed its initial two-phase exploration program on its uranium properties in the Bancroft region of Ontario, and is pleased to announce that the Company has received the report from consulting geologist, T.J. Beesley, P.Eng., on the second phase of exploration, on six of the properties.  The Bancroft Uranium Project is comprised of eight properties which cover approximately 9,765 acres, and under the terms of two separate option agreements, El Nino may earn up to 100% interest.

2005 Exploration - Phase 1

During the first phase of exploration, carried out in May 2005, each of the eight properties were examined and sampled.  More detailed exploration was concentrated on the two properties with the largest historically estimated tonnages and grade of uranium mineralization, the Halo Northwest and Lake Zones in Cardiff Township (472,000 tons grading 0.112% U3O8 – not 43-101 compliant, as described in news release of April 12, 2005) and the No. 2 Shaft area of the Amalgamated Rare Earth Property in Monmouth Township (295,444 tons grading 0.095% U3O8 – not 43-101 compliant, as described in news release of April 12, 2005).  These two properties were tested with backhoe outcrop stripping and overburden trenching, scintillometer surveying and chip and grab sampling of outcrop and dump material for assaying for uranium and thorium content.  The average uranium grades established during this program lie within historical ranges.

2005 Exploration – Phase 2

The second exploration phase was completed in late 2005, during which the remaining six properties were each examined radiometrically.  Grids were established over the extent of the anomalous radioactivity, with 50 metre lines and 12.5 metre stations, and were then surveyed by scintillometer.  Previous workings and high radioactive anomalies were tied in and chip and grab samples taken for assaying for uranium and thorium content.  Based on the results (see Summary Chart below), the Company plans further work on three of the properties.   A 3.02% U3O8 result (apparently one of the highest U3O8 results recorded in this camp) was returned from an outcrop of limonitic coarse phlogopite-pyroxene pegmatite on the Canadian All Metals Property in Monmouth Township.  Results of 0.22% U3O8 were also returned.  On the Silver Crater #2 Showing in Faraday Township, anomalous radioactivity extends over an area 300 x 150 metres.  Highly anomalous radioactivity occurs within a 75 x 30 metre zone in the centre of the grid and is open to the west under overburden.  Results from five samples from throughout this zone range from 0.37% to 0.69% U3O8 and average 0.53% U3O8, in coarse-grained dark pink to red augite syenite pegmatite.  An assay of 0.31% U308 was obtained from coarse biotite-green pyroxene skarn on the McLean-Hogan Property grid in Cardiff Township.

Phase 2 Summary Table

Property	Grid Length	# of Samples	U308	ThO2
Canadian All Metals	3.0 km	8	<0.01 – 3.02%	0.02 – 0.16%
McLean-Hogan	1.6 m	7	<0.01 – 0.31%	<0.01 – 0.06%
Silver Crater Showing #1	85 m	1	0.01%	0.09%
Silver Crater Showing #2	1.4 km	9	<0.01 – 0.69%	<0.01 – 3.09%
Canada Radium	465 m	6	<0.01 – 0.05%	< 0.01 – 0.98%
Empire B	2.1 km	5	<0.01 – 0.02%	0.01 – 0.09%
Saranac	2.4 km	5	0.01 – 0.04%	0.01 – 0.08%

2006 Exploration

Based on the Phase 1 results, a follow up deep diamond drilling program totaling 1,800 metres, consisting of two opposing holes on each of the Halo and Amalgamated Rare Earth Properties has been recommended for late 2006 to test the potential for uranium mineralization beneath the present workings.  This has been budgeted at $150,000.

Based on the Phase 2 results, it has been recommended that trenches from the Canadian All Metals, Silver Crater (#2 Showing), and McLean-Hogan Properties be cleaned out with a backhoe to guide geological mapping, scintillometer surveying and diamond saw sampling for assay.  The high grade areas should be tested by vertical percussion drill holes on a 25-metre square grid, with sampling of radioactive cuttings, and drilling of approximately 90 15-metre holes.  The above program is budgeted at $150,000.

Contingent on the results from these programs, a diamond drilling program totaling 3,000 metres, including trenching and sampling, is recommended.  This program will have an all-inclusive budget of $300,000.

The Qualified Person for this Release is Consulting Geologist, T.J. Beesley, P.Eng.

About Bancroft Uranium

The Bancroft region of Ontario is renowned for its mineral resources and its history of uranium production, having supported four producing uranium mines for periods between 1956 and 1982.  El Nino’s objective is to use technological advances to further explore and delineate mineralization in this past producing region.

About El Nino Ventures Inc.

El Nino is an exploration stage company currently developing an aggressive global acquisition strategy, particularly in Eastern Europe.  The Company is also focusing on developing its Bancroft Uranium Project and is actively seeking joint venture partners on to assist the company in developing its Bancroft projects.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

February 16, 2006_______________

Date

“Harry Barr”

_____________________________

Signature of authorized signatory

__Harry Barr___________________

Print name of signatory

__President____________________

Official capacity

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